Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Appointment of Mr Holtzhausen as a Non-Executive Director

August 22, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce the appointment of Mr Johan Holtzhausen as a non-executive director with immediate effect.

Mr. Johan Andries Holtzhausen (67) is a retired partner of KPMG South Africa with 42 years of audit experience, of which 36 years were as a partner focussed on the mining sector.  Mr Holtzhausen chaired the Mining Interest Group at KPMG South Africa and his clients included major listed mining companies operating in Africa and elsewhere, which operated across a broad range of commodities.  In addition to his professional qualifications, Mr Holtzhausen holds a B.Sc. from the University of Stellenbosch, majoring in chemistry and geology.

Mr Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organisations.  Until 28 February 2011, Mr Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

Commenting on the appointment of Mr Holtzhausen to the Caledonia board, Stefan Hayden, Caledonia’s President and Chief Executive Officer, said:

“I am delighted to welcome Johan Holtzhausen to Caledonia.  His financial and commercial experience in the mining sector, coupled with his background in geology, will be an extremely valuable addition to the Caledonia Board.”

Commenting on Mr Holtzhausen’s appointment, Leigh Wilson, Caledonia’s chairman said:

“I welcome Johan to the Caledonia board.  His previous extensive experience of SEC, Canadian and other reporting requirements will be invaluable. As Johan is based in South Africa, his close proximity to Caledonia’s management and operations will further enhance our corporate governance.”

The appointment of Mr Holtzhausen as non-executive director in conjunction with the appointment of Mr Roets as Caledonia’s Chief Operating Officer and the retirement of Carl Jonsson and Bob Babensee from Caledonia’s board mark the culmination of a process to reshape Caledonia’s board and management structure.

Caledonia’s board now comprises of the following:
•	Leigh Wilson, chairman
•	Jim Johnstone, independent director
•	John Kelly, independent director
•	Richard Patricio, non-executive director
•	Johan Holtzhausen, independent director
•	Stefan Hayden, executive director
•	Steven Curtis, executive director

Caledonia’s revised executive management team is as follows:
•	Stefan Hayden, chief executive officer
•	Steven Curtis, chief financial officer
•	Dana Roets, chief operating officer
•	Caxton Mangezi, general manager Zimbabwe
•	Dr Trevor Pearton, vice president, exploration
•	Mark Learmonth, vice president investor relations and corporate development

Commenting on Caledonia’s revised board and management structure, Leigh Wilson, Caledonia’s chairman said: “The restructured board will provide the enlarged management team with the support and strategic direction required to enhance Caledonia’s continued growth.”

Other information:

Mr. Holtzhausen is interested in zero common shares of the Company.

Save as set out in this announcement, there are no further matters to be disclosed in accordance with paragraph (g) of Schedule 2 of the AIM Rules for Companies.

Further information regarding Caledonia’s operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 juliet@chfir.com